SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA BRASILEIRA DE BEBIDAS
Tax ID (CNPJ/MF): 60.522.000/0001-83
NIRE (State Registration Number): 35.300.037.324
Publicly Traded Company

(Free translation from original in Portuguese)

Minutes of the meeting of the Board of Directors of Companhia de Bebidas das Américas – AmBev (the “Company”), held on February 3, 2004, transcribed in summary form:

1. Date, time and venue: February 3, 2004, at 9:00 am, at the Company’s headquarters located at 1017 Dr. Renato Paes de Barros Street, 4th floor (part of), suites 41 and 42, of the Corporate Park Building, District of Itaim Bibi, City and State of São Paulo.

2. Call notice and Attendance: The members of the Board of Directors were summoned in the usual manner and their presence was confirmed. The quorum for opening and approval was met and the members present are the undersigned.

3. Decisions: The following was decided, without a dissentient vote and restriction, by the members present, in accordance with Article 25, paragraph 2, of the Company’s Bylaws:

3.1 To guide the vote of the Company’s representative in the meeting of the Board of Directors and in the General Shareholders’ Meeting of the subsidiary Companhia Brasileira de Bebidas (“CBB”), in order to authorize the private placement of non-convertible debentures by CBB, with floating guarantees, single series, with a clause to swap for preferred shares of the Company’s capital, with the below described characteristics, as well as to waive the Company’s right of first refusal in subscribing said issue;

TERM SHEET

Issue Number

First issue of debentures by CBB.

Series

The issue will be made in a single series.

Distribution

The distribution of the debentures will be made privately, without the participation of financial institutions that are part of the distribution system of securities.

Total Amount of the Issue

The issue will have a total amount of R$123,000,000.00 (one hundred and twenty-three million reais), at the date of the issue, as defined below, which will be calculated until the date the debentures are paid-in, according to the “Interest Rate” item described below.

Limit of the Issue

The present issue complies with the limit established in the caption of Article 60 of Law # 6404/76, considering the amount of the Capital Stock of CBB, which, at this date, totals R$ 4,427,378,221.56 (four billion, four hundred and twenty-seven million, three hundred and seventy-eight thousand, two hundred and twenty-one reais and fifty-six cents).

Use of Proceeds

The funds of the present issue will be used in CBB’s fixed assets, mainly the expansion and modernization of CBB’s industrial facilities.

CHARACTERISTICS OF THE DEBENTURES

Issue Date

For all legal purposes, the debentures' issue date will be June 1, 2003 (“Issue Date”).

Number of Debentures

12,300 (twelve thousand and three hundred) debentures (the “Debentures”) will be issued.

Nominal Unit Value

The Debentures will have a nominal unit value of R$ 10,000.00 (ten thousand Reais) at the Issue Date (“Nominal Unit Value”), which will be adjusted by the interest rate, as defined below, until the date the Debentures are paid-in.

Underwriting Period

The period to underwrite the Debentures is up to 180 (one hundred and eighty) days, starting on the date that CBB’s General Shareholders’ Meeting approves the Issue.

Underwriting Price and Payment Form

The underwriting price corresponds to the adjusted Nominal Unit Value, plus interest, as described below, both calculated on a prorate basis from the Issue Date to the effective payment date. The payment will be made in cash, at the time of underwriting, in local currency.

Maturity Date

The Debentures are due in 3 (three) years starting from the Issue Date, that is, June 1, 2006.

Form and Convertibility

The Debentures will be issued in a registered book-entry form and will not be convertible into shares issued by CBB.

Type

The debentures are of the floating guarantee type.

Interest Rate (“Interest Rate”)

Interest Rate: starting on the Issue Date, the Debentures will bear 3.75% (three point seventy-five percent) per year, as spread over the TJLP (Taxa de Juros de Longo Prazo, or Long-term Interest Rate), announced by the Central Bank of Brazil, observing the following calculation:

TJLP Capitalization:

a) The amount corresponding to the portion of the TJLP will be capitalized on the 1st (first) day of each month during the period of validity of the Debentures and at its maturity or settlement, and calculated with the use of the following capitalization term on the debt balance, taking into account, in said debt balance, all financial events occurred in the period:

CT = [(1+TJLP)]n/360 - 1, where:

CT = capitalization term;

TJLP = Taxa de Juros de Longo Prazo (Long Term Interest Rate), as announced by the Central Bank of Brazil; and

n = number of days between the date of the financial event and the capitalization date, maturity or settlement of the obligation, considering as a financial event, any and all facts of a financial kind which results in, or may result in a change in the debt balance of the Debentures.

b) The percentage of 3.75% (three hundred and seventy-five basis points) per year above TJLP (spread), referred to in the caption of this item, will be applied on the debt balance, on the dates of interest payment mentioned in sub-item “e” of this item, or on the date of maturity or settlement of the Debentures, observing the provision of sub-item “a” of this item, and considering, in the daily calculation of interest, the number of days between the date of each financial event and the aforementioned due dates.

c) The amount referred to in sub-item “a” of this item, which will be capitalized, being incorporated to the principal, will be due on the dates of discretionary acquisition, on the final due date of the Debentures or, still, at its anticipated maturity.

d) The amount verified in the terms of sub-item “b” of this item will be due, annually, with the first payment of interest on 06/01/2004 and, at the anticipated maturity, or at the final maturity or on the settlement, or on the swap of the Debentures for preferred shares issued by the Company.

e) CBB shall pay prorate interest due up to the date of effective payment, in the following cases: in the potential swap of debentures for preferred shares issued by the Company, in the discretionary acquisitions and in the occurrence of anticipated maturity of the debentures.

f) Any charges that fall due on Saturdays, Sundays or national holidays, including bank holidays, will, for all legal effects and purposes, rearranged to the first subsequent working day, being the charges calculated up to that date, and starting, also from that date, the following regular period of verification and calculation of the charges on the Debentures.

Change of the Legal Remuneration Method of Resources Originated from the PIS/PASEP Fund (Social Integration Program Fund)

In case of substitution of the current legal method of remuneration of the resources onlended to BNDES, originated from the PIS-PASEP Fund (Social Integration Program Fund) and FAT (Fundo de Amparo ao Trabalhador or Fund for Workers’ Assistance), the Debentures remuneration may be, at the sole discretion of the Debenture holders, based on the new remuneration method for said resources, or another indicated by the Debenture holders, that, besides preserving the actual value of the operation, should remunerate the Debenture holders on the same prior levels.

Amortization

There will be no amortizations.

Debentures Swap

The Debentures may be, at any time and on the sole discretion of the Debenture holders, swapped at a rate of 1 (one) Debenture for 12,500 (twelve thousand and five hundred) preferred shares issued by the Company and owned by CBB (“Swap Rate”).

The above established Swap Rate will be adjusted, in relation to any possible splits, reverse splits and share bonuses made by the Company, which may occur after the Issue Date, without any burden to Debentures holders and in the same proportion as established for such events.

The preferred shares resulting from the exercise of the debentures swap rights will have the same characteristics and conditions, and will have the same rights, preferences and advantages as set forth in the Company’s Bylaws at the swap date, and will have the right to, since the date when the swap was requested, to the distributed bonuses and to any other rights deliberated in corporate actions, including dividends and/or interest on own capital identical to the Company’s preferred shares.

CBB undertakes to cancel all swapped Debentures, immediately after their respective swap.

Up to the Debentures’ final maturity, whenever the Shareholders’ Meeting or the Company’s Board of Directors increase its capital through the issuance of new shares, for public or private subscription, for the period to exercise the preference right that may be attributed to the Company’s shareholders, or for the period of potential priority right or, in the absence of preference or priority rights, for the period of 20 (twenty) days starting on the publishing date of the 1st Announcement of Commencement of Public Distribution of Shares, or of the notice to shareholders and/or on the date when the Shareholders’ Meeting or the Board of Directors Meeting that deliberates on the issue of shares for private subscription was held, the Debentures holders will have the right, on their sole discretion, to swap their Debentures for shares issued by the company using the same price established for the subscription of the new shares. The current provision will not be applicable in relation to the subscription price of shares issued in concern of the Stock Options Plan for the Company’s employees, be it the current ones or those yet to be created.

Up to this Issue’s final due date, in case the Company’s Shareholders’ Meeting decides to issue subscription bonuses, during the period to exercise the share subscription right granted to the bonuses, the holders of Debentures of this Issue will have the right, at their sole discretion, to swap their Debentures for the Company’s preferred shares at the price of exercise of the subscription bonus. The present provision will not be applicable in relation to the price of exercise of subscription bonuses issued prior to the signature of the issue indenture to which this Meeting refers (“Issue Indenture”).

Up to this Issue’s final due date, in case CBB’s Shareholders’ Meeting approve the issue of new debentures swappable for the Company’s preferred shares, for private or public subscription, during the period to exercise the preference right potentially attributed to CBB’s shareholders, or during the period of the potential priority right, or in the absence of preference or priority rights in the period of 20 (twenty) days, the holders of this Issue of Debentures will have, at their sole discretion, the right to determine the amendment to the Issue Indenture in relation to the Swap Clause, to conform it to the condition of the new issue.

Swap Option: the Debenture holders will exercise the option of swap of the Debentures for preferred shares issued by the Company owned by CBB by sending a written request to the Managing Director of CBB, which shall state the number of Debentures that the Debenture holders want to swap. For all legal purposes, the swap date will be the date when CBB receives the request from the Debenturs holders, with a simultaneous transfer of the Debentures subject to the swap.

The Debentures of this Issue can only be transferred 40 (forty) days after the subscription date.

Payment Place

The payments to which the Debenture holders are entitled will be directly made by CBB, through the deposit in the checking account or at the offices of BNDES (Banco Nacional de Desenvolvimento Econômico e Social, or National Economic and Social Development Bank) (the “BNDES”).

Default and Penalties

In case of default of the obligations taken by CBB as defined in the Issue Indenture, it will be subject to the following penalties:

a) The conventional penalty of up to 10% (ten per cent) shall be immediately applied on the value of the defaulted obligations, progressively in line with the default period, as specified below:

Number of working days in default	Conventional penalty
1 (one)	1% (one percent)
2 (two)	2% (two percent)
3 (three)	3% (three percent)
4 (four)	4% (four percent)
5 (five)	5% (five percent)
6 (six)	6% (six percent)
7 (seven)	7% (seven percent)
8 (eight)	8% (eight percent)
9 (nine)	9% (nine percent)
10 (ten) or more	10% (ten percent)

b) The overdue and unpaid balance, already including the conventional penalty of up to 10% (10 percent), will be accrued by the Interest Rate.

c) In case of financial obligation, with the foreseen capitalization of charges, the calculation formula described in above item “b” will be applied only on the portion of the default charges that exceed the capitalizing portion.

d) CBB, once in default, will also be subject to the payment of delaying interest of 1% (one percent) per year, on the past due balance, including the conventional penalty referred to in item “a” above, which will be calculated in a daily basis, following the proportional system, without prejudice to the anticipated maturity of the Debentures.

e) The Interest Rate will continue to be applied to the future debt maturities.

f) In case of immediately anticipated maturity of the debt concerning this Issue of Debentures, the provisions of items from “a” to “d” above will be applied to the full debt balance.

g) In case of delay in the fulfillment of a non-financial obligation, CBB will be subject to a fine of 1% (one percent) per year, on the debt balance including remunerating interest, as from the day established in the Issue Indenture, or by means of receipt of judicial or extrajudicial notice, for the fulfillment of the delayed obligation.

Accelerated Maturity

In case of noncompliance with any and all relevant obligations, the Debenture holders will be able to declare as immediately due all obligations of the Debentures and claim the immediate payment by CBB of the debt balance of the Debentures, being the debt balance the nominal value prorate readjusted , from the Issue Date to the date of its effective payment, by the Interest Rate, on the occurrence of the following events:

a) legitimate and reiterated protest of obligations against CBB and the Company;

b) filing for preventive composition with creditors by CBB and/or the Company;

c) liquidation and/or bankruptcy of CBB or of the Company;

d) noncompliance, by CBB, with any obligation set forth in the Issue Indenture, not fulfilled in 30 (thirty) days from the written notice sent by the Debenture holders;

e) contract delinquency of any amount that may, in any way, trouble the payment of CBB’s obligations as set forth in the Issue Indenture;

d) merger, spin-off and incorporation of CBB and the Company.

PURCHASE OR REDEMPTION OF DEBENTURES BY CBB

Discretionary Acquisition

CBB may, at any time, acquire floating Debentures, by a price up to its Unitary Nominal Value plus Remunerating Interest, in compliance with provisions of paragraph 2 of article 55 of Law # 6,404/76 and later amendments. The Debentures, subject to this proceeding, will be canceled, remain in CBB’s treasury or be sold in the market again.

Mandatory Redemption

CBB undertakes to redeem the Debentures in a single payment, corresponding to its updated Unitary Nominal Value, due together with the last payment of interest on June 1, 2006.

BLOCKING OF SHARES ISSUED BY THE COMPANY

During all the period of the validity of the Issue Indenture, the blocking of 153,750,000 (one hundred and fifty-three million, seven hundred and fifty thousand) preferred shares issued by the Company and owned by CBB will remain registered before the service provider of book-entry shares of the Company, so said preferred can only be disposed of and/or encumbered, whatever the reason, with the previous and expressed authorization of the Debenture holders.

3.2 To approve the execution by the Company, as an intervening party, of the private agreement that formalizes the private issuing of debentures mentioned in item 3.1 above, in the terms and conditions therein, and of the respective agreement for the Debentures subscription commitment to be agreed with BNDES Participações S/A – BNDESPAR, in a private agreement;

3.3 To guide the vote of the Company’s representative in the meeting of CBB’s Board of Directors to approve the contracting by CBB of a BNDES financing, in the total amount of R$ 361,011,771.27 (three hundred and sixty-one million, eleven thousand, seven hundred and seventy-one Reais and twenty-seven cents), divided into 6 (six) sub-credits, all in the terms and conditions foreseen in the Decision # Dir. 834/2003 – BNDES, issued in the meeting of BNDES’s Management held on December 16, 2003, whose copy, authenticated by the Board, is archived in the Company’s headquarters;

3.4 To guide the vote of the Company’s representative in the meeting of CBB’s Board of Directors to approve the constitution by CBB, in behalf of BNDES, of a mortgage on the properties owned by CBB as listed in the Annex to the abovementioned Decision # Dir. 834/2003 – BNDES;

3.5 To approve the execution by the Company, as a guarantor, of the agreement to be established between CBB and BNDES, formalizing the financing mentioned in item 3.3 above, in the terms and conditions of the referred Decision # Dir. 834/2003 – BNDES, the Company binding itself as a warrantor and main payer of all of CBB’s obligations concerning said agreement, until its settlement, with expressed waive of the benefits of articles 366, 827 and 838 of the Civil Code;

3.6 Following the above decisions, to authorize the management of the Company to take all necessary actions for the implementation and formalization of the deliberations hereby approved, as well as celebrating all the applicable contracts and documents, such as, but not limited to, a private instrument of debentures issue, the respective contract of subscription commitment of debentures, financing contract given credit granting and mortgage instrument;

3.7 To approve the summoning of a Company’s extraordinary shareholders’ meeting to (i) to decide about the entry of the Company in the differentiated listing segment called Level 1 (Nível 1), created by the São Paulo Stock Exchange (“BOVESPA”), and the adjustment of its bylaws to the Rules of Differentiated Corporate Governance Practices – Level 1, of BOVESPA, (ii) to create the position of Vice-Chairman of the Board of Directors of the Company; and (iii) to elect a new effective member to the Board of Directors.

4. Closing: As there were no further issues to be discussed, these minutes have been drawn up, read, approved and signed by the present members of the Board and by all the attending members of the Board of Directors.

São Paulo, 03 de fevereiro de 2004.

Victório Carlos De Marchi
Co-Chairman of the Board of Directors

Attending members of the Board of Directors:

Marcel Herrmann Telles	Jorge Paulo Lemann

Carlos Alberto da Veiga Sicupira	José Heitor Attilio Gracioso

Roberto Herbster Gusmão

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.